20549-0408

January 18, 2007

Robin Young
President
Globalink, Ltd.
#202, 426 Main Street
Vancouver, B.C. V6A 2T4

Re: Globalink, Ltd.
   Form SB-2, amendment number 4, filed January 16, 2006
   File Number 333-133961

Dear Mr. Young:

We have given a full review to your amended Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General – nonaccounting

1.   Please update disclosure throughout the filing to be at least as current as the latest financial statements provided.

Financial Statements as of August 31, 2006 and February 28, 2006

General - Accounting

2.   The financial statements for the period ended August 31, 2006, do not appear to comply with Item 310(a) of Regulation S-B. Please revise your filing to provide updated audited financial information.

3.   Please revise your financial statements to address the following:

- Move the restatement disclosure in Note 5 to the front of your financial statements and revise to label all information as restated;

- Please provide all disclosures required by paragraph 26 of SFAS 154, including presenting the effect of the restatement on EPS as reported and as restated in your tabular disclosure in Note 5.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Rebekah Moore, at 202-551-3463 or to Paul Cline, Senior Accountant, at 202-551- 3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

By fax: Jody Walker
 Fax number: 303-220-9902